November 12, 2013

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Arlington Asset Investment Corp.
Form 10-K for fiscal year ended December 31, 2012
Filed on February 8, 2013
File No. 001-34374

Dear Mr. Telewicz:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 29, 2013 with respect to the Form 10-K for the fiscal year ended December 31, 2012 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on February 8, 2013 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your October 29, 2013 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

1.	We have considered your response to our prior comment 2. Please tell us the total amount of legacy litigation expenses and non-cash income tax provisions included in Non-GAAP core operating income for all periods presented in your Form 10-K for the year ended December 31, 2012 and your most recently filed Form 10-Q. In addition, please clarify for us whether these charges have been incurred during the past two years. To the extent they have, we remain unclear how your disclosure complies with Item 10(e)(ii)(B) of Regulation S-K.

RESPONSE: The total amount of legacy litigation expenses and non-cash income tax provisions included in Non-GAAP core operating income for the years ended December 31, 2012 and 2011 as disclosed in our Form 10-K for the year ended December 31, 2012 and for the three- and nine-months ended September 30, 2013 as disclosed in our Form 10-Q for the quarter ended September 30, 2013 (the “Form 10-Q”) are as follows (in thousands):

	September 30, 2013		Year Ended Deceber 31,
	Three Months Ended	Nine Months Ended	2012	2011
Legacy litigation expenses	$(24)	$551	$1,645	$803
Non-cash income tax provisions and benefit	2,170	725	982	1,022

	$2,146	$1,276	$2,627	$1,825

The “Legacy litigation expenses” arose from legal matters pertaining to events related to business activities the Company completed or exited in or prior to 2009, primarily debt extinguishment, sub-prime mortgage origination and securitization and broker/dealer operations. These expenses relate to four separate matters that arose from separate transactions during the past three years, all of which have been dismissed or settled.

We remove non-cash income tax provisions from GAAP net income to calculate Non-GAAP core operating income consistent with other non-cash charges.

While we do not believe the legacy litigation expenses will occur again in the future, we modified the non-GAAP reconciliation in the Form 10-Q in a manner that we believe complies with Regulation G, Item 10(e)(ii)(B) of Regulation S-K and Question 102.03 of the Commission’s Compliance & Disclosure Interpretations to provide greater clarity to the adjustments to calculate non-GAAP core operating income and to avoid confusion regarding whether these items are non-recurring items. The Non-GAAP reconciliation that we included in the Form 10-Q is below:

In addition to the financial results reported in accordance with generally accepted accounting principles as consistently applied in the United States (GAAP), we calculated non-GAAP core operating income for the three and nine months ended September 30, 2013. Our non-GAAP core operating income for the three and nine months ended September 30, 2013 was $17.3 million and $50.8 million, respectively. In determining core operating income, we excluded certain legacy litigation expenses and the following non-cash expenses: (1) compensation costs associated with stock-based awards, (2) accretion of MBS purchase discounts adjusted for contractual interest and principal repayments in excess of proportionate invested capital, (3) unrealized mark-to-market adjustments on the trading MBS and hedge instruments, (4) other-than-temporary impairment charges recognized, (5) non-cash income tax provisions, and (6) benefit from the reversal of previously accrued federal tax liability and accrued interest related to uncertain tax positions. This non-GAAP measurement is used by management to analyze and assess the operating results and dividends. We believe that this non-GAAP measurement assists investors in understanding the impact of these non-core items and non-cash expenses on our performance and provides additional clarity around our forward earnings capacity and trends. A limitation of utilizing this non-GAAP measure is that the GAAP accounting effects of these events do in fact reflect the underlying financial results of our business and these effects should not be ignored in evaluating and analyzing our financial results. Therefore, we believe net income on a GAAP basis and core operating income on a non-GAAP basis should be considered together.

The following is a reconciliation of GAAP net income to non-GAAP core operating income for the three and nine months ended September 30, 2013 (dollars in thousands):

	September 30, 2013
	Three Months Ended	Nine Months Ended
GAAP net income	$3,093	$9,464
Adjustments
Legacy litigation expenses (1)	(24)	551
Stock compensation	729	1,666
Non-cash interest income related to purchase discount accretion (2)	(1,915)	(3,091)
Net unrealized mark-to-market loss on trading MBS and hedge instruments	12,898	40,221
Other-than-temporary impairment charges	380	1,270
Non-cash income tax provisions	2,170	4,469
Benefit from the reversal of federal tax liability and accrued interest related to uncertain tax position	—	(3,744)

Non-GAAP core operating income	$17,331	$50,806

(1)	Legacy litigation expenses relate to legal matters pertaining to events related to business activities the Company completed or exited in or prior to 2009 — primarily debt extinguishment, sub-prime mortgage origination and securitization and broker/dealer operations.
(2)	Non-cash interest income related to purchase discount accretion represents interest income recognized in excess of cash receipts related to contractual interest income and principal repayments in excess of proportionate invested capital.

Results of Operations

2.	We note your response to our prior comment 3. Please tell us why, and provide an analysis to substantiate your assessment that, disclosure of changes in net interest income attributable to changes in volume, changes in rate and changes in rate/volume of your interest earning assets and interest bearing liabilities is less relevant and material to your business and operations than the information currently provided and therefore, disclosure is not required. Within your response, please reference the authoritative accounting literature management relied upon.

RESPONSE: The Company acknowledges the Staff’s comment and the guidance of Staff Accounting Bulletin (“SAB”) 11-K that certain information under Industry Guide 3, or comparable data, should be disclosed by certain registrants to the extent particular guidance is relevant and material to the operations of an entity. SAB 11-K acknowledges that these registrants may determine that certain disclosures required by Industry Guide 3 may not provide significant additional information.

As the Staff will note in the Form 10-K and Form 10-Q under the section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” entitled “Results of Operations,” the Company discloses interest income and expense by major category of assets and liabilities and related yield or cost in a tabular format along with a narrative description of the changes on the portfolio and operations during the periods reported in the respective Form 10-K and 10-Q. The Company believes that the volume and rate disclosure referenced in the Staff’s comment is essentially provided by the information currently provided in the Form 10-K and Form 10-Q and presenting the information in an additional chart would not provide significant additional information. In addition, the Company notes that the great majority (approximately 70%) of the companies that it considers to be in comparable or similar business as the Company do not include this volume and rate disclosure in their Form 10-K and Form 10-Q filings. The Company will continue to assess the applicability and relevance of the requirements of Industry Guide 3 to the Company’s business, as well as market practice, when preparing future Form 10-K and Form 10-Q filings.

3.	We have read your response to our prior comment 4. We still remain unclear as to the specific facts and circumstances that lead you to record an impairment charge of approximately $15.2 million during the year ended December 31, 2012. Please provide us with a response elaborating on the specific facts and circumstances that lead you to record an impairment charge and revise your disclosure to include a similar discussion.

RESPONSE: As of December 31, 2012, the Company’s non-agency MBS portfolio with $331 million in unpaid principal was accounted for under the guidance of ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. The Company recorded $15.2 million in OTTI charges on 18 bonds with an aggregate of $92 million in unpaid principal for the year ended December 31, 2012. The OTTI charges ranged from $31 thousand to $3.5 million at an individual bond level. Total OTTI charges, which represent the excess of the book value over the net present value of the projected cash flows discounted at the effective interest rate applied over the reporting period, were $15.2 million for the year ended December 31, 2012, while the excess of book value over estimated fair value, which triggers the measurement of OTTI, was $3.0 million at the respective time of recording the OTTI charges. The differences are primarily the result of the divergence in the accretion rate applied for income recognition and discount rate used to estimate the current fair value since the Company’s purchase date. The accretion rate is established at the time of purchase and adjusts upwards if significant increases in future expected cash flows are observed, whereas the discount rates fluctuates each reporting period to reflect the Company’s estimate of current market expected rate of return. Because the calculation of OTTI charges are mechanical in nature related to the valuation process, our disclosures focus on our valuation methodology and the assumptions and expectations that are the basis for the valuation results, e.g., discount rates, default rates, loss severity rates and prepayment rates. We also disclosed changes in actual similar key credit and prepayment measures, which we believe are more meaningful disclosures. As disclosed in our recently filed Form 10-Q for the quarter ended September 30, 2013, the Company recorded $1.3 million in OTTI for the nine-months ended September 30, 2013 which is consistent with our belief that the OTTI charges recorded for the year ended December 31, 2012 were not indicative of a deteriorating credit trend in our MBS portfolio.

*            *             *            *            *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-373-0200.

Very truly yours,

/s/ Kurt R. Harrington
Kurt R. Harrington
Executive Vice President, Chief Financial Officer and Chief Accounting Officer